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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

January 14, 2021
Re:	Patria Investments Limited Amendment No. 1 to Registration Statement on Form F-1 Filed January 8, 2021 CIK No. 0001825570

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Julia Griffith, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Patria Investments Limited (the “Company”), this letter sets forth the Company’s response to the orally conveyed comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on January 12, 2021. On December 30, 2020, the Company publicly filed a registration statement on Form F-1 (the “Registration Statement”) and on January 8, 2021, the Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Company is submitting concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the convenience of the Staff, the comment from the Staff is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes from the Amendment No. 1.

Form F-1 filed January 8, 2021

1.	Please file the purchase agreement referenced on page 13 as an exhibit to the Registration Statement, or tell us why you believe it is not required to be filed.

2	January 14, 2021

Response:

The Company respectfully acknowledges the Staff’s orally conveyed comment and advises the Staff that it does not believe the purchase agreement referenced on page 13 of Amendment No. 1 among the Company, Blackstone, Patria Holdings and Patria Brazil, among others, is material to the Company. The purchase agreement primarily relates to arrangements between the Company’s shareholders relating to the sale by Blackstone of a 10% stake in the Company to Patria Holdings and to otherwise implement certain changes relating to their shareholdings in order to eliminate the minority interests held by Blackstone and Patria Holdings in one of the Company’s subsidiaries, which will become a wholly-owned subsidiary of the Company upon the consummation of such changes, as disclosed in Amendment No. 1. The Company believes the purchase agreement does not grant any rights, nor impose any obligations, including financial obligations, that are material to the Company, its financial position or to an investment decision. Given the absence of any such material obligations or rights, the Company respectfully submits that the filing of the purchase agreement is not required under Item 601(b)(10) of Regulation S-K and would not provide any material information to investors that is not already included in Amendment No. 1. For the foregoing reasons, the Company does not believe that the aforementioned agreement is required to be filed as an exhibit to the Registration Statement.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Alexandre Teixeira de Assumpção Saigh, Chief Executive Officer, Patria Investments Limited

Marco Nicola D’Ippolito, Chief Financial Officer, Patria Investments Limited